EXHIBIT 99.3

Press release

WiLAN to Announce First Quarter 2014 Financial Results

OTTAWA, Canada – April 23, 2014 – Wi-LAN Inc. (“WiLAN” or the “Company”) (TSX:WIN) (NASD:WILN) will release its financial results for the first quarter ended March 31, 2014 on April 30, 2014.

Following the release of its first quarter 2014 financial results, WiLAN will host a conference call and audio webcast with Jim Skippen, CEO and Shaun McEwan, CFO at 10:00 AM Eastern Time the same day.

Calling Information

A live audio webcast will be available at

http://www.investorcalendar.com/IC/CEPage.asp?ID=172648

• To access the call from Canada and U.S., dial 1.877.407.0782 (Toll Free)

• To access the call from other locations, dial 1.201.689.8567 (International)

Replay Information

The call will be available at http://www.investorcalendar.com/IC/CEPage.asp?ID=172684 and accessible by telephone until 11:59 PM ET on July 30, 2014.

Replay Number (Toll Free): 1.877.660.6853

Replay Number (International): 1.201.612.7415

Conference ID #: 13580783

About WiLAN

WiLAN, founded in 1992, is a leading technology innovation and licensing company. WiLAN has licensed its intellectual property to over 280 companies worldwide. Inventions in our portfolio have been licensed by companies that manufacture or sell a wide range of communication and consumer electronics products including 3G and 4G handsets, Wi-Fi-enabled laptops, Wi-Fi and broadband routers, xDSL infrastructure equipment, cellular base stations and digital TV receivers. WiLAN has a large and growing portfolio of more than 4,000 issued or pending patents. For more information: www.wilan.com.

Forward-looking Information

This news release contains forward-looking statements and forward-looking information within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and other United States and Canadian securities laws. The phrases “will release”, “will host” and similar terms and phrases are intended to identify these forward-looking statements. Forward-looking statements and forward-looking information are based on estimates and assumptions made by WiLAN in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that WiLAN believes are appropriate in the circumstances. Many factors could cause WiLAN's actual performance or achievements to differ materially from those expressed or implied by the forward-looking statements or forward-looking information. Such factors include, without limitation, the risks described in WiLAN’s February 3, 2014 annual information form for the year ended December 31, 2013 (the “AIF”). Copies of the AIF may be obtained at www.sedar.com or www.sec.gov. WiLAN recommends that readers review and consider all of these risk factors and notes that readers should not place undue reliance on any of WiLAN's forward-looking statements. WiLAN has no intention and undertakes no obligation to update or revise any forward-looking statements or forward-looking information, whether as a result of new information, future events or otherwise, except as required by law.

www.wilan.com	© copyright Wi-LAN 2014

1

Press release

All trademarks and brands mentioned in this release are the property of their respective owners.

- ## -

For media and investor inquiries, please contact: Tyler Burns Director, Investor Relations O: 613.688.4330 C: 613.697.0367 E: tburns@wilan.com

www.wilan.com	© copyright Wi-LAN 2014

2